UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.07

(Title of Class of Securities)

M1492T105

(CUSIP Number)

bradley thomas sorenson

140 Sunhaven Close South East

Calgary, Alberta T2X 2V9, Canada

(403) 909-4532

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22,2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Bradley Thomas Sorenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		692,392*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

692,392*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

692,392*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

*Includes presently exercisable call options to purchase 4,669 shares and call options to purchase an aggregate of 26,357 shares.

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CUSIP NO. M1492T105

This Amendment No. 1 (“Amendment No.1”) amends and supplements the Schedule 13D, dated November 16, 2017 (the “Original Schedule 13D”), and filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2018 (Amendment No. 1, and collectively, with the Original Schedule 13D, the “Schedule 13D”) relating to the Ordinary Shares, par value NIS 0.07, of Arcturus Therapeutics Ltd., an Israeli corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

The Shares purchased by the Reporting Person were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in private placements or in open market purchases subsequent to the Original Schedule 13D. The Reporting Person purchased an aggregate of 692,392 Shares at a total purchase price of $1,072,936.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On April 19, 2018, the Issuer filed a complaint (the “Complaint”) for injunctive relief against the Reporting Person and certain other defendants and a motion for a preliminary injunction and expedited discovery in  the United States District Court for the Southern District of California (the “Court”) on the grounds that defendants had not disclosed they were a “group” as defined in Section 13(d) of the Securities and Exchange Act in Schedule 13D filings during the time period around January to April 2018.   On May 23, 2018, the Court  issued an Order (the ”Order”) granting in part and denying in part the  Issuer’s motion for preliminary injunction and denying the motion for expedited discovery. The Order does not require the Reporting Person to file an amended Schedule 13D or take any other action. In addition, the Reporting Person disagrees with the allegations made in the Complaint and denies all material allegations in the Complaint relating to the Reporting Person, including that the reporting person has violated Section 13(d). A copy of the Complaint is attached hereto as Exhibit A and  is incorporated by reference in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 10,699,271 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 20-f filed with the Securities and Exchange Commission on May 14, 2018, plus an aggregate of 34,026 Shares underlying Stock Options and Call Options held by the Reporting Person.

(a)	As of the close of business on May 24, 2018, the Reporting Person directly beneficially owned 692,392 Shares, including 34,026 Shares underlying Stock Options or Call Options.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 692,392
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 692,392
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Shares during the past sixty days.

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CUSIP NO. M1492T105

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by the Reporting Person, except to the extent of its pecuniary interest therein.

(d)       No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

Not applicable except as set forth below.

The Reporting Person has purchased in the over the counter market American-style call options (i) referencing an aggregate of 2,857 Shares, which have an exercise price of $7.00, (ii) referencing an aggregate of 3,000 Shares, which have an exercise price of $7.00, (iii) referencing an aggregate of 10,500 Shares, which have an exercise price of $5.00, and (iv) referencing an aggregate of 10,000 shares, which have an exercise price of $7.50.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit A. Complaint filed by the Issuer against the Reporting Person and other defendants, dated April 19, 2018.

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CUSIP NO. M1492T105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2018

/s/ Bradley Thomas Sorenson
BRADLEY THOMAS SORENSON

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